

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Michael Greiner
Senior Vice President and Chief Financial Officer
Avanos Medical, Inc.
5405 Windward Parkway
Alpharetta, Georgia 30004

      Re: Avanos Medical, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          File No. 001-36440

Dear Mr. Greiner:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences